July 31, 2014

Ms. Katherine Hsu Office Chief U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	J.P. Morgan Chase Commercial Mortgage Securities Trust 2013-LC11
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 28, 2014

JPMBB Commercial Mortgage Securities Trust 2013-C12
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 31, 2014

File Nos. 333-165147-07 and -08

Dear Ms. Hsu:

We are counsel to J.P. Morgan Chase Commercial Mortgage Securities Corp. (“JPMCC”) in connection with your letter dated July 14, 2014 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Form 10-Ks (collectively, the “Filings”).  We have reviewed the Comment Letter and the Filings, and we have discussed the comments contained in the Comment Letter with various representatives of JPMCC.

For your convenience, the Staff’s comments are repeated in italics below, followed by the responses of JPMCC.

Michael S. Gambro   Tel +1 212 504 6825   Fax +1 212 504 6666   michael.gambro@cwt.com

J.P. Morgan Chase Commercial Mortgage Securities Trust 2013-LC11 Form 10-K for the Fiscal Year Ended December 31, 2013

Item 1122 of Regulation AB

1.
We note your disclosure regarding the material instance of noncompliance in the assessment provided by CWCapital Asset Management LLC relating to “certain securitization transactions,” involving misappropriation of an aggregate amount of $6,000,000.  With a view to disclosure, please tell us the number of transactions that were impacted and whether there were certain transactions that were impacted disproportionately.

We conveyed this comment to CWCapital Asset Management LLC, whose response is attached hereto as Exhibit A.

JPMBB Commercial Mortgage Securities Trust 2013-C12 Form 10-K for the Fiscal Year Ended December 31, 2013

Item 1122 of Regulation AB

2.
We note that the management of KeyBank National Association has identified the following material instances of noncompliance with applicable servicing criteria:  (i) two loans did not have appropriate UCC filings originally filed or continued and (ii) escrow funds were not returned to the obligor within 30 calendar days of repayment.  Please tell us whether the identified instances of noncompliance involved the transaction covered by this Form 10-K.

We conveyed this comment to KeyBank National Association, who informed us that the above-referenced material instances of noncompliance with applicable servicing criteria do not involve the transaction covered by this Form 10-K.

* * *

In responding to the Staff’s comments with respect to the Filings, JPMCC has authorized us to acknowledge on their behalf, and we hereby acknowledge, that:

•	JPMCC is responsible for the adequacy and accuracy of the disclosure in the Filings;

2

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	JPMCC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions you have regarding the foregoing.

Very truly yours,

/s/ Michael S. Gambro

Michael S. Gambro

cc:	Michelle Stasny, Esq.
Brian Baker
Bianca A. Russo, Esq.

3

Exhibit A

July 29, 2014

VIA ELECTRONIC DELIVERY (brian.j.baker@jpmorgan.com)

Brian Baker
J.P. Morgan Chase Commercial Mortgage Securities Corp.
c/o Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, MD  21045

RE:
    J.P. Morgan Chase Commercial Mortgage Securities Trust 2013-LC11
    Form 10-K for the  Fiscal Year Ended December 31, 2013, filed March 28, 2014
    Response to SEC inquiry dated July 14, 2014 regarding Assessment provided by
    CWCapital Asset Management LLC

Dear Mr. Baker:

In its letter dated July 14, 2014, the SEC indicated that they reviewed the Form 10-K for the Fiscal Year Ended December 31, 2013 filed by J.P. Morgan Chase Commercial Mortgage Securities Corp. for J.P. Morgan Chase Commercial Mortgage Securities Trust 2013-LC11 and, relative to CWCapital Asset Management LLC, had the following comment and questions:

SEC Comment/Questions:

Item 1122 of Regulation AB

1.    We note your disclosure regarding the material instance of noncompliance in the assessment provided by CWCapital Asset Management LLC relating to "certain securitization transactions," involving misappropriation of an aggregate amount of $6,000,000.  With a view to disclosure, please tell us the number of transactions that were impacted and whether there were certain transactions that were impacted disproportionately.

Response from CWCapital Asset Management LLC ("CWCAM"):

There were thirty-one (31) transactions affected by the misappropriation, all of which were made whole by CWCAM.  Given the net impact of zero to each of the trusts, CWCAM does not consider any of the trusts to have been impacted disproportionately.  With a view to disclosure, CWCAM is providing the below table which details an individual listing of the thirty-one (31) transactions, along with the amounts of the misappropriation.

7501 Wisconsin Avenue, Suite 500 West, Bethesda, MD  20814
www.cwcapital.com

Letter to Brian Baker
July 29, 2014

Transaction	Amount of Misappropriation	Amount returned by CWCAM	Net impact to trusts	Approximate Scheduled Balance of Pool December 2013
ASC 1995 D-1	133,617	133,617	$0.00	16,674,851
BACM 2006-3	103.667	103,667	$0.00	1,597,709,266
BACM 2007-1	26,508	26,508	$0.00	2,132,264,169
CD 2007-CD4	436,583	436,583	$0.00	5,070,449,955
COBALT 2007-C3	45,837	45,837	$0.00	1,650,715,235
COMM 2004-LNB4	566,454	566,454	$0.00	661,660,125
COMM 2005-LP5	288,200	288,200	$0.00	828,504,985
CSFB 2006-K1	64,716	64,716	$0.00	153,093,184
DLJ 1999-CG2	43,184	43,184	$0.00	31,301,629
DLJ 2000 CF-1	80,447	80,447	$0.00	13,037,053
FULB 1997-C1	13,491	13,491	$0.00	11,732,322
FUNB 1999 C4	969,778	969,778	$0.00	26,875,586
JPMC 2005-LDP3	48,232	48,232	$0.00	1,215,178,650
JPMC 2005-LDP5	2,338	2,338	$0.00	3,600,228,744
JPMC 2006-CIBC17	138,647	138,647	$0.00	2,299,912,410
JPMC 2007-LDP11	72,234	72,234	$0.00	4,404,973,649
JPMCC 2008-C2	219,795	219,795	$0.00	770,791,155
JPMCCMSC 2004-LN2	148,200	148,200	$0.00	767,923,657
LBCMT 1999-C1	213,400	213,400	$0.00	49,162,624
LBUBS 2006-C4	51,837	51,837	$0.00	1,644,418,757
LBUBS 2006-C7	322,012	322,012	$0.00	2,296,256,935
MLCFC 2006-2	409,498	409,498	$0.00	1,565,449,317
MLCFC 2007-5	376,197	376,197	$0.00	3,878,928,128
MLMT 2006-C1	38,656	38,656	$0.00	1,933,578,848
MSCI 2005-HQ6	338,902	338,902	$0.00	2,072,043,159
SBMS 2001-C1	4,500	4,500	$0.00	8,679,249
WBCMT 2003-C9	3,864	3,864	$0.00	312,986,501
WBCMT 2005-C20	25,767	25,767	$0.00	2,050,619,063
WBCMT 2005-C22	321,171	321,171	$0.00	2,003,884,936
WBCMT 2006-C25	82,428	82,428	$0.00	2,380,083,580
WBCMT 2006-C28	30,003	30,003	$0.00	2,870,350,576

Totals:	5,620,163	5,620,163	$0.00
	Amount of misappropriation	Amount returned by CWCAM	Net impact to trusts

701 13th Street, NW, Suite 1000, Washington, DC 20005
www.cwcapital.com

Letter to Brian Baker
July 29, 2014

Should you have any questions regarding the above, please do not hesitate to contact me.  I can be reached directly at 202-715-9511 or via email at kolin@cwcapital.com.

Best regards,
CWCapital Asset Management LLC

/s/ Kathleen Olin

Kathleen Olin
Senior Vice President

cc:   Bianca Russo, Esq. (via email, russo_bianca@jpmorgan.com)
    Managing Director & Associate General Counsel
    Legal, Securitized Products
    J.P. Morgan
    383 Madison Avenue, 32nd Floor
    New York, NY  10179

    Michael S. Gambro (via email, Michael.gambro@cwt.com)
    Co-Chair, Capital Markets
    Cadwalader, Wickersham & Taft LLP
    200 Liberty Street
    New York, NY  10281

    Daniel T. Ward (via email dward@cwcapital.com)
    General Counsel
    CWCapital Asset Management LLC

701 13th Street, NW, Suite 1000, Washington, DC 20005
www.cwcapital.com